UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Cinemark Holdings, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

17243V102
(CUSIP Number)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b) [ ] Rule 13d-1(c) [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

Exhibit Index:  Page 7

CUSIP No. 17243V102	13G	Page 2 of 8 Pages

1.	Name of Reporting Persons Quadrangle GP Investors LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 5,341,206
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 5,341,206
	8.	Shared Dispositive Power:
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,341,206
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 5.0%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 17243V102	13G	Page 3 of 8 Pages

1.	Name of Reporting Persons Quadrangle GP Investors LP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 5,341,206
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 5,341,206
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,341,206
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 5.0%
12.	Type of Reporting Person (See Instructions): PN

Page 4 of 8 Pages

Item 1(a).

Name of Issuer:

Cinemark Holdings, Inc. (the “Issuer”)

Item 1(b).

Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 3900 Dallas Parkway, Suite 500, Plano

Texas 75093.

Item 2(a).

Name of Person Filing:

This Schedule 13G is filed by:

(i)

Quadrangle GP Investors LLC and

(ii)

Quadrangle GP Investors LP (together, the “Reporting Persons”).

Quadrangle GP Investors LLC is the general partner of Quadrangle GP Investors LP, which is the general partner of each of Quadrangle Capital Partners LP, Quadrangle Capital Partners LP, Quadrangle Select Partners LP and Quadrangle (Cinemark) Capital Partners LP (collectively, the “QCP Funds”).  Each of Quadrangle GP Investors LLC and Quadrangle GP Investors LP may be deemed to be the beneficial owner of the Shares (as defined herein) held by the QCP Funds.

Item 2(b).

Address of Principal Business Office or, if None, Residence:

The principal office and business address of the Reporting Persons is 375 Park Avenue, New York, New York 10152.

Item 2(c).

Citizenship:

Each of the Reporting Persons was organized under the laws of the State of Delaware.

Item 2(d).

Title of Class of Securities:

Common Stock, par value $.001 per share (the “Shares”)

Item 2(e).

CUSIP Number:

17243V102

Item 3.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.

Ownership.

(a)

Amount beneficially owned:

As of December 31, 2007, each of QCP GP Investors LLC and Quadrangle GP Investors LP may be deemed to be the beneficial owner of the aggregate of 5,341,206 Shares held by the QCP Funds.  This number consists of 3,384,500 Shares held by Quadrangle Capital Partners LP, 1,368,036 Shares held by Quadrangle Capital Partners A LP, 195,377 Shares held by Quadrangle Select Partners LP and 393,293 Shares held by Quadrangle (Cinemark) Capital Partners LP.

Page 5 of 8 Pages

(b)

Percent of class:

Based on the Issuer having 106,509,578 Shares outstanding (the number of Shares outstanding as of October 31, 2007 reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 13, 2007), (i) each of Quadrangle GP Investors LLC and Quadrangle GP Investors LP may be deemed to be the beneficial owner of approximately 5.0% of the total number of Shares outstanding.

(c)

Number of shares as to which the reporting person has:

Quadrangle GP Investors LLC

(i)	Sole power to vote or to direct the vote:	5,341,206
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	5,341,206
(iv)	Shared power to dispose or to direct the disposition of:	0

Quadrangle GP Investors LP

(i)	Sole power to vote or to direct the vote:	5,341,206
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	5,341,206
(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.

Identification and Classification of Members of the Group.

Not applicable

Item 9.

Notice of Dissolution of Group.

Not applicable

Item 10.

Certification.

Not applicable

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2008

QUADRANGLE GP INVESTORS LLC

By:

/s/ Peter Ezersky

Name:  Peter Ezersky
Title:  Managing Member

QUADRANGLE GP INVESTORS LP

By:

Quadrangle GP Investors LLC, as its General Partner

By:

/s/ Peter Ezersky

Name:  Peter Ezersky
Title:  Managing Member

Page 7 of 8 Pages

EXHIBIT LIST

Page No.

A.

Joint Filing Agreement, dated as of February 14, 2008, by and between

Quadrangle GP Investors LLC and Quadrangle GP Investors

LP...............................................................................................................

       8

Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock, par value $.001 per share, of Cinemark Holdings, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 14, 2008.

QUADRANGLE GP INVESTORS LLC

By:

/s/ Peter Ezersky

Name:  Peter Ezersky
Title:  Managing Member

QUADRANGLE GP INVESTORS LP

By:

Quadrangle GP Investors LLC, as its General Partner

By:

/s/ Peter Ezersky

Name:  Peter Ezersky
Title:  Managing Member